Filed Pursuant to Rule 424(b)(3)

Registration No. 333-190897

Prospectus Supplement No. 9

(to Prospectus dated April 9, 2014)

5,227,631 Shares

LIPOCINE INC.

Common Stock

This prospectus supplement supplements the prospectus, dated April 9, 2014 (the “Prospectus”), which forms a part of our Post-Effective Amendment No. 1 to our Registration Statement on Form S-1 (Registration No. 333-190897). This prospectus supplement is being filed to update, amend and supplement the information included or incorporated by reference in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission (the “Commission”) on September 24, 2014 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the sale or other disposition from time to time of up to 5,227,631 shares of our common stock, which are held by the selling stockholders named in the Prospectus. The shares of common stock covered by the Prospectus and this prospectus supplement were previously issued by us in a private placement. We are not selling any common stock under the Prospectus and this prospectus supplement and will not receive any of the proceeds from the sale or other disposition of shares by the selling stockholders.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus and the prospectus supplements dated April 29, 2014, May 13, 2014, May 15, 2014, May 27, 2014, June 11, 2014, July 15, 2015, August 13, 2014 and September 8, 2014. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock is quoted on The NASDAQ Capital Market under the symbol “LPCN”.

Investing in our common stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 5 of the Prospectus, and under similar headings in any amendment or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 24, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported):

September 24, 2014

LIPOCINE INC.

(Exact name of registrant as specified in its charter)

Commission File No. 001-36357

Delaware	99-0370688
(State or other jurisdiction of incorporation)	(IRS Employer Identification Number)

675 Arapeen Drive, Suite 202

Salt Lake City, Utah 84108

(Address of principal executive offices)(Zip Code)

Registrant’s telephone number, including area code: (801) 994-7383

Former name or former address, if changed since last report: Not Applicable

______________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01	Regulation FD Disclosures

On September 24, 2014, Lipocine Inc. issued a press release to report top-line results in its Phase 3 study of LPCN 1021 for oral testosterone replacement therapy. The press release is filed as Exhibit 99.1 and is incorporated herein by reference.

Additionally, the Company is conducting a conference call and webcast reporting the results from its Phase 3 study of LPCN 1021 on September 24, 2014 beginning at 8:45 a.m. Eastern Time. Participants can access the conference call by dialing 1-877-407-9708. Participants may also access the webcast via the following link, https://event.webcasts.com/starthere.jsp?ei=1044036. The Company’s materials to be used in the conference call and webcast presentation are attached hereto as Exhibit 99.2.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

The following exhibits are filed with this report:

Exhibit No.	Description
99.1	Press Release Announcing Positive Top-Line Results in Lipocine's Phase 3 Study of LPCN 1021 for Oral Testosterone Replacement Therapy
99.2	Phase 3 Top-Line Results Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LIPOCINE INC.

Date:	September 24, 2014	By:	/s/ Mahesh V. Patel
Mahesh V. Patel
President and Chief Executive Officer

Exhibit 99.1

For Immediate Release

LIPOCINE ANNOUNCES POSITIVE TOP-LINE RESULTS IN ITS PHASE 3 STUDY OF LPCN 1021 FOR ORAL TESTOSTERONE REPLACEMENT THERAPY

•	Met primary efficacy endpoint by successfully restoring testosterone levels to the normal range in 88% of the subjects

•	Lower limit of the 95% confidence interval was 82%

•	85% of the subjects reached final dose with no more than one dose titration

•	Majority of subjects ended on 225 mg BID

•	Proportion of subjects with maximum serum concentrations generally met FDA pre-specified targets

•	LPCN 1021 treatment was well tolerated with no drug related serious adverse events

SALT LAKE CITY (September 24, 2014) – Lipocine Inc. (NASDAQ Capital Market: LPCN), a specialty pharmaceutical company, today announced positive top-line line efficacy results from its ongoing Study of Oral Androgen Replacement ("SOAR") pivotal Phase 3 clinical study (http://clinicaltrials.gov/show/NCT02081300) evaluating efficacy and safety of LPCN 1021, an Oral Testosterone product, in hypogonadal men with low testosterone ("Low T"). Overall, the study demonstrated positive results with respect to the trial’s primary efficacy endpoint with no serious adverse events. Lipocine continues to expect to file a New Drug Application ("NDA") with the U.S. Food and Drug Administration ("FDA") in the second half of 2015.

“We are extremely pleased with the robustness of the top-line results from this study which are consistent with the existing regulatory paradigm for Testosterone Replacement Therapy ("TRT") product approvals. We believe that LPCN 1021 represents a differentiated TRT for treating hypogonadism in men with the potential to both improve patient compliance and overcome inadvertent testosterone transference risk," said Dr. Mahesh Patel, Chairman, President and CEO of Lipocine Inc. Dr. Patel further stated, "We look forward to reporting additional safety results from this ongoing study."

About SOAR Phase 3 Trial:

SOAR is a randomized, open-label, parallel-group, active-controlled, Phase 3 clinical study of oral TRT in hypogonadal males with low testosterone (< 300 ng/dL). In total, 315 subjects at 40 active sites were assigned, such that 210 were randomized to LPCN 1021 and 105 were randomized to the active control, for 52 weeks of treatment. The active control is included for safety assessment. LPCN 1021 subjects were started at 225 mg Testosterone Undecanoate (“TU”) (equivalent to ~ 142 mg of T) twice daily ("BID") with a standard meal and then dose titrated, if needed, up to 300 mg TU BID or down to 150 mg TU BID based on serum testosterone measured during weeks 3 and 7. The mean age of the subjects in the trial is ~53 yrs with ~91% of the patients < 65 yrs of age.

Results:

Primary statistical analysis was conducted using the Efficacy Population Set ("EPS"). The EPS is defined as subjects randomized into the study with at least one PK profile and no significant protocol deviations and includes imputed missing data by last observation carried forward, N=152. Further analysis was performed using the safety set (“SS”) (any subject that was randomized into the study and took at least one dose, includes inputted missing data by last observation carried forward and as treatment failures if no pharmacokinetic data available, N=210).

Efficacy

The primary efficacy end point is the percentage of subjects with an average 24 hour serum testosterone concentration ("Cavg") within the normal range, which is defined as 300-1140 ng/dL, after 13 weeks of treatment. The FDA guidelines for primary efficacy success is that at least 75% of the subjects on active treatment achieve a testosterone Cavg within the normal range; and the lower bound of the 95% confidence interval ("CI") must be greater than 65%.

LPCN 1021 successfully met the FDA primary efficacy guideline. In the EPS analysis, 88% of the subjects on active treatment achieved testosterone Cavg within the normal range with lower bound CI of 82%. Additionally, sensitivity analysis using the SS reaffirmed the finding that LPCN 1021 successfully met the FDA primary efficacy guideline as 80% of the subjects on active treatment achieved testosterone Cavg within the normal range with lower bound CI of 74%.

Other highlights from the efficacy results include:

•	Mean Cavg was 447 ng/dL with coefficient of variance of 37%
•	Less than 12% of the subjects were outside the tesosterone Cavg normal range at final dose
•	85% of subjects arrived at final dose with no more than one titration
•	51% of subjects were on final dose of 225 mg BID

Safety

Although the safety component of the SOAR trial is on-going, LPCN 1021 treatment has been well tolerated.

LPCN 1021 safety highlights include:

•	3% of the subjects reported a serious adverse event ("SAE"), with none of the SAEs being drug related
•	All the drug related adverse events were either mild or moderate in intensity (none were severe)

•	Hematocrit (“Hct”) and prostate specific antigen (“PSA”) increases were noted and consistent with other TRT products with one subject discontinued for elevated Hct exceeding pre-specified limits and one subject discontinued for elevated PSA exceeding pre-specified limits

In the EPS analysis, Cmax ≤1500 ng/dL was 83%, Cmax between 1800 and 2500 ng/dL was 4.6% and Cmax > 2500 ng/dL was 2%. Three patients had a Cmax >2500 ng/dL which were transient, isolated and sporadic. Moreover, none of these subjects reported any AEs. Results were generally consistent with those of approved TRT products.

The safety extension phase of the SOAR trial is on-going. The safety extension phase is designed to assess safety information such as metabolites, biomarkers, laboratory values, SAEs and AEs, with subjects on their stable dose regimen in both the treatment arm and the active control arm.

Conference Call and Webcast Details

Conference call details:

Date: September 24, 2014

Time: 8:45 a.m. US Eastern time

Dial-in number: 1 (877) 407-9708

Replay details:

Dates: September 24, 2014 until December 31, 2014

Dial-in number: 1 (877) 660-6853 / 1 (201) 612-7415

Conference ID: 13591771

Webcast details (live broadcast):

URL: https://event.webcasts.com/starthere.jsp?ei=1044036

A replay of the webcast will be available at the Company's web site, www.lipocine.com, in the "Investor Relations" section.

About LPCN 1021

The current testosterone market is dominated by topical products that are associated with poor patient compliance and FDA "black box" warnings related to inadvertent transfer of testosterone. LPCN 1021 is a twice-a-day, oral product candidate with three simple oral dosing options that we expect will overcome the major shortcomings of existing products.

About Lipocine

Lipocine Inc. is a specialty pharmaceutical company developing innovative pharmaceutical products for use in men's and women's health using its proprietary drug delivery technologies. Lipocine's lead product candidate, LPCN 1021, is currently in Phase 3 and is targeted for testosterone replacement therapy. Additional pipeline candidates include LPCN 1111, a next generation oral testosterone therapy product with potential for once a day dosing, that is currently in Phase 2a testing , and LPCN 1107, which has the potential to become the first oral hydroxyprogesterone caproate product indicated for the prevention of recurrent preterm birth, is currently in Phase 1 testing.

Forward-Looking Statements

This release contains "forward looking statements" that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and includes statements that are not historical facts relating to expectations regarding clinical trials, the potential uses and benefits of Lipocine's product candidates and product development efforts. Investors are cautioned that all such forward-looking statements involve risks and uncertainties, including, without limitation, the risks related to (i) the receipt of regulatory approvals, (ii) the results of clinical trials, (iii) patient acceptance of Lipocine's products, (iv) the manufacturing and commercialization of Lipocine's products, and (v) other risks detailed in Lipocine's filings with the U.S. Securities and Exchange Commission (the "SEC"), including, without limitation, its Form 10-K and other reports on Form 10-Q and Form 8-K, all of which can be obtained on the Company's website at www.lipocine.com or on the SEC website at www.sec.gov. Lipocine assumes no obligation to update or revise publicly any forward-looking statements contained in this release, except as required by law.

CONTACT:

Morgan Brown

Executive Vice President & Chief Financial Officer

Phone: (801) 994-7383

Email: mb@lipocine.com

John Woolford

Phone: (443) 213-0500

john.woolford@westwicke.com

29 60 97 206 17 65 9 34 63 35 52 73 108 139 176 93 126 176 155 48 75 134 6 38 148 76 35 202 128 86 127 127 127 217 217 217 Top - line Efficacy Results September 24, 2014 Exhibit 99.2

29 60 97 206 17 65 9 34 63 35 52 73 108 139 176 93 126 176 155 48 75 134 6 38 148 76 35 202 128 86 127 127 127 217 217 217 2 Forward Looking Statements This presentation contains and our discussions during this conference may include forward - looking statements about Lipocine Inc. (the “Company”). These forward - looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigati on Reform Act of 1995. These forward - looking statements relate to the Company’s product candidates, clinical and regulatory proces ses and objectives, potential benefits of the Company’s product candidates, intellectual property and related matters, all of whi ch involve known and unknown risks and uncertainties. Actual results may differ materially from the forward - looking statements discussed i n this presentation . Accordingly, the Company cautions investors not to place undue reliance on the forward - looking statements contained in, or made in connection with, this presentation . Several factors may affect the initiation and completion of clinical trials, the potential advantages of the Company’s product candidates and the Company’s capital needs. Among other things, the projected commencement and completion of the Company’s clinical trials may be affected by difficulties or delays. In addition, the Company’s results ma y b e affected by its ability to manage its financial resources, difficulties or delays in developing manufacturing processes for i ts product candidates, preclinical and toxicology testing and regulatory developments. Delays in clinical programs, whether caused by competitive developments, adverse events, patient enrollment rates, regulatory issues or other factors, could adversely affec t t he Company’s financial position and prospects. Prior clinical trial program designs and results are not necessarily predictive of future clinical trial designs or results. If the Company’s product candidates do not meet safety or efficacy endpoints in clinical eva luations, they will not receive regulatory approval and the Company will not be able to market them. The Company may not be able to ent er into any strategic partnership agreements. Operating expense and cash flow projections involve a high degree of uncertainty, including variances in future spending rates due to changes in corporate priorities, the timing and outcomes of clinical tria ls, competitive developments and the impact on expenditures and available capital from licensing and strategic collaboration opportunities. If the Company is unable to raise additional capital when required or on acceptable terms, it may have to sig nif icantly delay, scale back or discontinue one or more of its drug development or discovery research programs. The Company is at an ea rly stage of development and may not ever have any products that generate significant revenue. The forward - looking statements contained in this presentation are further qualified by the detailed discussion of risks and uncertainties set forth in the d ocu ments filed by the Company with the Securities and Exchange Commission, all of which can be obtained on the Company’s website at www.lipocine.com or on the SEC website at www.sec.gov . The forward - looking statements contained in this document represent the Company’s estimates and assumptions only as of the date of this presentation and the Company undertakes no duty or obligation to update or revise publicly any forward - looking statements contained in this presentation as a result of new information, future events or changes in the Company’s expectations.

29 60 97 206 17 65 9 34 63 35 52 73 108 139 176 93 126 176 155 48 75 134 6 38 148 76 35 202 128 86 127 127 127 217 217 217 3  LPCN 1021 has the potential to be a leader in Testosterone R eplacement T herapy (TRT)  LPCN 1021 is a twice - a - day Oral TRT product candidate with three simple dosing options • Positive top - line efficacy results in Phase 3 clinical study • Safety portion of Phase 3 clinical study is on - going  Target label — consistent with TRT class label for other approved products LPCN 1021 Overview

29 60 97 206 17 65 9 34 63 35 52 73 108 139 176 93 126 176 155 48 75 134 6 38 148 76 35 202 128 86 127 127 127 217 217 217 4 Current Regulatory Paradigm 1  Meet primary end points • Responder analysis relating to average serum concentration 0 to 24 hours ( C avg ) and lower bound Confidence Interval (CI)  Acceptable safety profile • Responder analysis relating to peak testosterone levels that is consistent with approved products • Long term safety data (at least 100 subjects, 1 year) 2 LPCN 1021 Target Success Criteria : (1) September 18, 2014 Joint Meeting of the Bone, Reproductive and Urologic Drugs Advisory Committee and the Drug Safety and Risk Management Advisory Committee Meeting, (2) ICH E1 guidance document “ The extent of population exposure to assess clinical safety for drugs intended for long - term treatment of non - life - threatening conditions”

29 60 97 206 17 65 9 34 63 35 52 73 108 139 176 93 126 176 155 48 75 134 6 38 148 76 35 202 128 86 127 127 127 217 217 217 5  Open label, randomized, active - controlled study of LPCN 1021 in men with low testosterone Phase 3 Study Design Screening N = 315 0 Week 4 Week 8 Randomization LPCN 1021 225mg, TU, BID w/ meal (n = 210) Active Control (n = 105) PK /dose titration PK /dose titration PK/Efficacy assessment Safety assessment Week 13 Week 52 Safety Extension (up to Week 52)

29 60 97 206 17 65 9 34 63 35 52 73 108 139 176 93 126 176 155 48 75 134 6 38 148 76 35 202 128 86 127 127 127 217 217 217 6  Primary Analysis Set  Efficacy Population (N=152) : Subjects randomized into the study with at least one PK profile and no significant protocol deviations  Imputed missing data by Last Observation Carried Forward (LOCF)  Additional Analysis Set  Safety Set (N=210): Subjects randomized into the study and took at least one dose of the drug  Imputed missing data by Last Observation Carried Forward (LOCF)  Treatment failures if no PK data available Dataset Definition

29 60 97 206 17 65 9 34 63 35 52 73 108 139 176 93 126 176 155 48 75 134 6 38 148 76 35 202 128 86 127 127 127 217 217 217 7 Primary Endpoint: Responder Analysis Measure Efficacy Population Safety Set Number of subjects 152 210 % subjects with C avg w ithin normal range 88.2% 80.0% 95 % CI lower bound 81.9% 73.8%  Primary endpoint target ≥ 75% subjects should achieve C avg within normal range (300 ng/dL to 1140 ng/dL) and lower bound of 95% CI ≥ 65% x LPCN 1021 met both the primary endpoint targets in both population sets

29 60 97 206 17 65 9 34 63 35 52 73 108 139 176 93 126 176 155 48 75 134 6 38 148 76 35 202 128 86 127 127 127 217 217 217 8 Primary Endpoint: C avg and Distribution in Subjects Range Efficacy Population C avg < 300 ng / dL 11.2 % C avg betwee n 300 and 1140 ng/ dL 88.2 % C avg > 1140 ng / dL 0.7 % Parameter Mean (CV) C avg ( ng / dL ) 447 (37%)  % of subjects with C avg in various ranges x Less than 12% of the subjects’ C avg were outside the normal range Dataset: Efficacy population, N=152

29 60 97 206 17 65 9 34 63 35 52 73 108 139 176 93 126 176 155 48 75 134 6 38 148 76 35 202 128 86 127 127 127 217 217 217 9 Dose (mg TU, BID) % of subjects 150 36% 225* 51% 300 13% Final Dose Distribution of Subjects Dataset: Efficacy population, N=152 *starting dose x Majority of subjects with final dose of 225 mg BID

29 60 97 206 17 65 9 34 63 35 52 73 108 139 176 93 126 176 155 48 75 134 6 38 148 76 35 202 128 86 127 127 127 217 217 217 10 Titration Outcome Dataset: Efficacy population, N=152 Parameter % of subjects % subjects requiring no more than one dose change (either after week 3 or week 7) 85% % subjects requiring two dose changes (both after week 3 and 7) 15% x Vast majority of subjects reached final dose with no more than one titration

29 60 97 206 17 65 9 34 63 35 52 73 108 139 176 93 126 176 155 48 75 134 6 38 148 76 35 202 128 86 127 127 127 217 217 217 11 Secondary Endpoints Measure FDA Threshold Efficacy Population Number of subjects 152 C max < 1500 ng/ dL ≥ 85% 82.9% 1800 ≤ C max ≤ 2500 ng/ dL ≤ 5% 4.6% C max > 2500 ng/ dL None 2.0%  Proportion of subjects achieving maximum serum total T concentrations (C max ) in predefined C max range

29 60 97 206 17 65 9 34 63 35 52 73 108 139 176 93 126 176 155 48 75 134 6 38 148 76 35 202 128 86 127 127 127 217 217 217 12  Excessive T repletion outliers were observed in three subjects  These observed excessive T repletion outliers were transient, sporadic, isolated, and not clinically meaningful • Lack of dose or dosing time dependency • None of these subjects reported any adverse events LPCN 1021 Excessive T Repletion Outliers ( C max >2500 ng / dL ) Characteristics Dataset: Efficacy population , N=152

29 60 97 206 17 65 9 34 63 35 52 73 108 139 176 93 126 176 155 48 75 134 6 38 148 76 35 202 128 86 127 127 127 217 217 217 13  Safety study is on - going  3% of the subjects reported a serious adverse event • There were no drug related Serious AEs  46% of the subjects experienced at least one adverse event • Approximately one third of these events were drug related • All these adverse events were either mild or moderate (none were severe)  Hematocrit and PSA increases were noted and consistent with other TRT products • 1 subject discontinued due to increase in PSA • 1 subject discontinued due to increase in hematocrit Adverse Events (AE) Summary in LPCN 1021 Arm

29 60 97 206 17 65 9 34 63 35 52 73 108 139 176 93 126 176 155 48 75 134 6 38 148 76 35 202 128 86 127 127 127 217 217 217 14  Met primary efficacy endpoint by successfully restoring testosterone levels to the normal range in 88% of the subjects • Primary endpoint robust to sensitivity analysis  Lower limit of the 95% confidence interval was 82%  85% of the subjects reached final dose with no more than one dose titration  Majority of subjects ended on 225 mg BID dose  Proportion of subjects with maximum serum concentrations generally consistent with approved TRT products  LPCN 1021 treatment was well tolerated with no drug related serious adverse events Top Line Results Summary